Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

April 30, 2009

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Spartan Stores, Inc.
Form 10-K for Fiscal Year Ended March 29, 2008, Filed May 15, 2008
Form 10-Q for the Period Ended January 3, 2009, Filed February 5, 2009
Definitive Proxy on Schedule 14A, Filed June 27, 2008
File No. 000-31127

Dear Mr. Owings:

This letter is our response to your comment letter of March 27, 2009, concerning our Form 10-K for the fiscal year ended March 29, 2008 ("fiscal year 2008"), Form 10-Q for the period ended January 3, 2009, and Definitive Proxy on Schedule 14A. We at Spartan Stores, Inc. strive to meet or exceed the Commission's requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Mr. H. Christopher Owings
April 30, 2009

Form 10-K for Fiscal Year Ended March 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

1.

Please include a discussion of material trends and uncertainties and economic and industry-wide factors relevant to an understanding of your financial condition and results of operations. The discussion should provide insight into the material opportunities, challenges and risks on which management are most focused for both the short-term and long-term and the actions management is taking to address those opportunities, challenges and risks. Refer to SEC Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm, and Item 303(a) of Regulation S-K.

Response

We are currently in the process of incorporating disclosure from Item 1 of our Form 10-K that discusses management's key priorities and how we are addressing these priorities. Additionally, we are adding discussion about economic factors and how these affect buying behaviors of consumers and the related impact that it has on our business. We will also discuss how we expect to address these economic challenges.

We have historically included discussion of material trends in Management's Discussion and Analysis. For example in our 2008 Form 10-K, we disclosed the expected impacts of the recent addition of a significant Distribution segment customer and a significant acquisition made by our Retail segment. We also have disclosed our plans to continue to add supermarket fuel centers and the impact that this has on sales and gross margin rates. In the income tax section, we noted that we expected future income tax expense to be higher due to a recent change in how Michigan businesses are taxed. Furthermore, we have disclosed expected capital expenditures plans. We will continue to provide disclosures such as these in future filings.

Results of Operations, page 23

2.	To the extent material, please provide a discussion and analysis of the effects of expanding the number of fuel centers/convenience stores on your results of operations for each year presented.

Response

We have in the past disclosed the year-over-year impacts on sales, gross margin and SG&A expenses resulting from all of our fuel center operations. Historically, no fiscal year has been materially impacted by the number of fuel centers/convenience stores added in any given period. However, as we continue to add fuel centers/convenience stores, we will re-evaluate the necessity to expand our disclosures.

Mr. H. Christopher Owings
April 30, 2009

3.

Please tell us the nature of the $1.3 million insurance reserve adjustment referred to in your discussion of selling, general and administrative expenses on page 24. Also, consider disclosing the causes of changes in accounting estimates between the years presented.

Response

The reserve adjustment of $1.3 million was due to a reduction in claims in workers' compensation and health care costs.

In our Form 10-K filing for fiscal year ended March 28, 2009, we will provide the following disclosure as it relates to the comparison of fiscal 2008 and 2007 (new text is in bold):

Increases in other compensation and benefits of $6.2 million due to increased sales volume and the absence of a $1.3 million insurance reserve adjustment recorded in the prior year due to changes in estimates of workers' compensation and health care costs. The reduction in costs was due to improvement in workplace safety programs, implementation of procedures to settle claims quicker, and improvement in claims trends.

Critical Accounting Policies, page 27

4.

Please provide quantitative data for each of your critical accounting estimates where such data would provide greater insight to the quality and variability of information regarding financial position and operating performance. Also, since each of your critical accounting estimates are based on matters that are highly uncertain, provide an analysis of sensitivity of each of them to change based on other outcomes that are reasonably likely to occur and would have a material effect on financial position or results of operations. For example, if a change in the discount rate used in your discounted cash flow model to determine the market value of reporting units would have a material effect on your impairment analysis of goodwill, you should provide an analysis of the impact of reasonably likely changes in the discount rate. Refer to SEC Release No. 33-8350.

Response

In our Form 10-K filing for fiscal year ended March 28, 2009, we will include additional analysis of sensitivities of estimates. Specifically, for goodwill we will provide analysis of the impact of changes in the discount rate and changes in estimates of future cash flows; for impairment of long-lived assets other than goodwill we will provide analysis of the impact of changes in estimates of future cash flows; for insurance reserves we will provide analysis of the impact of changes in the discount rate; and for exit costs we will provide analysis of the impact of changes in estimated contractual costs.

Mr. H. Christopher Owings
April 30, 2009

Item 8. Financial Statements and Supplementary Data, page 36

Notes to Consolidated Financial Statements, page 44

5.	Please disclose your accounting policy for asset retirement obligations and the information required by paragraph 22 of SFAS 143.

Response

We follow SFAS 143 to identify and record asset retirement obligations. The amount of our asset retirement obligations were $259,000, or 0.06% of total liabilities, as of March 29, 2008 and therefore are not considered to be material. As a result, we have not disclosed the information in paragraph 22 of SFAS 143. In the future, if asset retirement obligations become material we will include the information required by paragraph 22 of SFAS 143.

6.	Please disclose the information required by paragraph 40 of SFAS 128 for each year presented.

Response

We did not previously disclose in a tabular format the information required by paragraph 40 a. of SFAS 128 as we believed the nature of the reconciling items between basic and diluted shares was readily apparent from discussion in the notes to the financial statements. However, to provide more clarity, in our Form 10-K for fiscal year ended March 28, 2009 we will include the following table which reconciles the numerators and denominators of the basic and diluted per share computations for income from continuing operations:

(In thousands, except per share amounts)	March 28, 2009	March 29, 2008	March 31, 2007
Numerator:
Earnings from continuing operations	$36,957	$32,511	$24,168
Denominator:
Weighted average shares outstanding - basic	21,516	21,275	20,913
Effect of dilutive options and restricted shares outstanding	286	393	495
Weighted average shares outstanding - diluted	21,802	21,668	21,408
Basic earnings per share from continuing operations	$1.71	$1.53	$1.15
Diluted earnings per share from continuing operations	$1.70	$1.50	$1.13

Paragraph 40 b. of SFAS 128 is not applicable to us as we had no preferred dividends.

We will continue to disclose information on anti-dilutive securities in accordance with paragraph 40 c. of SFAS 128.

Mr. H. Christopher Owings
April 30, 2009

7.

Reference is made to your disclosure of value-added services provided to independent distribution customers disclosed on page six. Please tell us your revenue recognition policy and the amount of revenues recognized from services for each year presented. To the extent material, disclose your revenue recognition policy as well as the amount of service revenues and related cost of services for each year presented. Refer to Rule 5-03(b) of Regulation S-X.

Response

We recognize revenue from service sales when the services are provided. This policy is included in our revenue recognition policy in Note 1. In fiscal 2008, 2007 and 2006 we recognized revenues from service sales of $24.9 million, $24.6 million and $24.8 million, respectively, representing 1.0%, 1.1% and 1.3%, respectively, of consolidated net sales. As the amount of service sales is not material, we have not separately disclosed these amounts. In the future, if service sales exceed 10% of consolidated sales we will disclose the amount of service revenues and related cost of services.

Note 4, Discontinued Operations, page 53

8.

Please explain to us why the tax rate on earnings (loss) from discontinued operations differs significantly from the effective and/or statutory tax rate for each year presented. Refer to paragraphs 35-38 of SFAS 109.

Response

The tax rate for discontinued operations differs from the statutory rate due to Ohio state income taxes. The difference between the effective tax rate for discontinued operations and the effective tax rate for continuing operations is also due to Ohio state income taxes that were applicable only to the discontinued operations as we have no continuing operations in Ohio.

Note 6, Long-Term Debt, page 55

9.

Please tell us how you are accounting for the contingent interest feature of the convertible subordinated notes and the basis in GAAP for your accounting treatment, citing relevant accounting literature. In doing so, discuss the applicability of paragraphs 12-13 of SFAS 133.

Response

We performed an evaluation of the contingent interest feature in accordance with SFAS 133 and determined that the contingent interest feature is a derivative that should be

Mr. H. Christopher Owings
April 30, 2009

bifurcated. However, we determined that the value of this embedded derivative was only $847,000, or 0.2% of total liabilities and therefore was considered immaterial. As a result, we did not bifurcate the embedded derivative in the financial statements.

Note 10, Taxes on Income, page 65

10.	Please show us how to reconcile deferred income tax expense attributable to continuing operations to the amounts disclosed in the statements of cash flows for each year presented.

Response

In preparing our response to your question, we discovered that deferred taxes on income in the cash flow statement and current and deferred income tax expense in the footnote should have been reported differently. However, the balance sheets and statements of earnings were properly stated. Below is a summary of the differences:

	As Reported	Revised	Difference
Fiscal 2008:
Cash flow statement:
Deferred income taxes	$18,277	$16,217	$(2,010)
Other accrued expenses and other liabilities	573	1,968	1,395
Net cash provided by continuing operating activities	67,777	67,162	(615)
Net cash provided by discontinued operating activities	3,287	3,902	615
Total cash provided by operating activities	$71,064	$71,064	$-

Taxes on income footnote:
Current income tax expense	$3,880	$2,048	$(1,832)
Deferred income tax expense	14,385	16,217	1,832
Total income tax expense	$18,265	$18,265	$-

Fiscal 2007:
Cash flow statement:
Deferred income taxes	$12,774	$8,996	$(3,778)
Other accrued expenses and other liabilities	(1,442)	479	1,921
Net cash provided by continuing operating activities	58,594	56,737	(1,857)
Net cash provided by discontinued operating activities	1,576	3,433	1,857
Total cash provided by operating activities	$60,170	$60,170	$-

Mr. H. Christopher Owings
April 30, 2009

Taxes on income footnote:
Current income tax expense	$463	$4,017	$3,553
Deferred income tax expense	12,550	8,996	(3,553)
Total income tax expense	$13,013	$13,013	$-

Fiscal 2006:
Cash flow statement:
Deferred income taxes	$9,677	$7,759	$(1,918)
Other accrued expenses and other liabilities	(1,428)	(112)	1,316
Net cash provided by continuing operating activities	49,814	49,212	(602)
Net cash provided by discontinued operating activities	529	1,131	602
Total cash provided by operating activities	$50,343	$50,343	$-

Taxes on income footnote:
Current income tax expense	$59	$1,891	$1,832
Deferred income tax expense	9,591	7,759	(1,832)
Total income tax expense	$9,650	$9,650	$-

We performed an assessment of the materiality of these differences to the financial statements taken as a whole. We considered Staff Accounting Bulletin No. 99 "Materiality" and how a reasonable investor might consider such information in performing our assessment. We believe that the misclassifications within the statement of cash flows and within the taxes on income footnote are immaterial, both qualitatively and quantitatively, and do not require restatement based upon the following:

•	The improper classifications do not mask a change in earnings or other trends
•	The improper classifications do not hide a failure to meet analysts' consensus expectations for Spartan Stores
•	The improper classifications did not change a loss into earnings, in fact it had no impact on earnings
•	The improper classifications had no impact on total cash flows from operating activities
•	The improper classifications had no affect on Spartan Stores' compliance with regulatory requirements
•	The improper classifications had no affect on Spartan Stores' compliance with loan covenants or other contractual requirements
•	The improper classifications had no affect on management's compensation
•	The improper classifications did not involve concealment of an unlawful transaction
•	The improper classifications were not intentional
•

We do not believe that the magnitude of the improper classifications is such that the judgment of a reasonable person relying on the financial statements would have been changed or influenced by the correction of the improper classifications.

Mr. H. Christopher Owings
April 30, 2009

We will ensure that the proper amounts are presented in future filings.

Note 11, Stock-Based Compensation, page 67

11.

We note the disclosure in the next to last paragraph on page 71 regarding excess tax benefits realized during the years presented. Please tell us how you account for excess tax benefits and classify excess tax benefits in the consolidated statements of cash flows. In addition, please show us how to reconcile stock-based compensation disclosures to the amounts of stock-based compensation expense, issuance of common stock and related tax benefit on exercise of stock options and issuance of restricted stock and related tax benefits presented in the statements of shareholders' equity and cash flows.

Response

Through fiscal 2008 we were in a net operating loss position for income taxes and therefore the excess tax benefits resulting from stock compensation did not have an impact on cash taxes. As a result, nothing was included in the cash flow statement.

Please see the reconciliations requested for fiscal 2008 in the attached Appendix A.

Note 13, Reporting Segment Information, page 72

12.

Please tell us (i) the operating segments you have identified in accordance with paragraphs 10-15 of SFAS 131, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in paragraph 17 and quantitative thresholds in paragraph 18 of SFAS 131. We are particularly interested in understanding why your fuel centers/convenience stores are not considered a reportable segment, whether your grocery stores and fuel centers/convenience stores have similar economic characteristics, the operations for which discrete financial information is available and the financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Please address these matters in detail.

Response

In accordance with paragraphs 10-15 of SFAS 131 we determined that our distribution operations and individual store locations are operating segments. We made this determination because:

Mr. H. Christopher Owings
April 30, 2009

a.	our distribution operations and each store location earns revenues and incurs expenses
b.

the operating results of these activities are regularly reviewed by our chief operating decision maker (the CEO) to make decisions about resources to be allocated to each segment and assess its performance, and

c.	discrete financial information is available for our distribution operations and for each store location.

Our two reportable segments are Distribution and Retail. We have aggregated the retail operating segments into one reportable segment based upon the aggregation criteria in paragraph 17 of SFAS 131.

Each supermarket carries the same line of products and offers the same front-end services. The fuel centers/convenience stores also offer a limited assortment of similar products carried in the supermarkets. All of our stores are located in Michigan and have similar economic characteristics.

Our fuel centers/convenience stores are located adjacent to a supermarket in the same shopping center and are considered to be one location. The strategic purpose of the fuel centers/convenience stores is to generate additional customer traffic in the supermarket to drive sales growth, similar to how the addition of a deli department or pharmacy department impacts customer traffic. Supermarket sales have in fact increased after opening an adjacent fuel center/convenience store. The sales growth is also fueled by cross-merchandising initiatives. For example, we may offer a $0.10 per gallon discount on fuel for a $50 purchase in the supermarket. The supermarket and the adjacent fuel center/convenience store operate under the management of the same store director.

Store operations policies and procedures, merchandising and marketing practices are generally consistent throughout our store base. Our Executive Vice President of Merchandising and Marketing and our Executive Vice President of Retail Operations are responsible for these activities in all of our retail stores, including the related fuel centers.

Our class of customers for all stores, including the fuel centers, primarily consists of individual consumers.

In all retail stores, including fuel centers, products and services are provided to consumers by allowing access to the store facility. The products carried and how they are displayed are determined by our merchandising department for all retail stores.

We have also considered the quantitative thresholds in paragraph 18 of SFAS 131. No individual supermarket or fuel center/convenience store meets any of the quantitative thresholds.

Our Chief Operating Decision Maker receives a package of information each period (4 weeks). The information includes sales and certain operating statistics for each of our

Mr. H. Christopher Owings
April 30, 2009

locations. One document that he receives and reviews is a consolidating statement of earnings which lists sales through operating earnings for Supermarkets, Fuel Centers and Distribution. Although fuel centers are listed on this statement, we have concluded that fuel centers are not a segment for the following reasons:

1. Quantitatively they are not significant. For our year ended March 29, 2008 fuel centers represented 3.5% of sales and -1.1% of operating earnings.

2.     The reason that the fuel centers information is provided to the CODM is that the dramatic fluctuations in fuel prices can distort the CODM's evaluation of the sales. The fuel center information is separated from the retail supermarkets not to provide the CODM information to allocate resources to the fuel centers but to enhance his understanding of the sales trends of the stores.

3.     Our business is not managed at a fuel center level. The supermarket store managers are also responsible for the operations of the fuel centers. There is not an overall leader of the fuel center operations and the operations of the fuel centers in total do not impact the compensation or evaluations of any individuals in our organization.

4.     The actual information provided for the fuel centers are not representative of their operating performance. For example, as discussed above, we may offer a $0.10 per gallon discount on fuel for a $50 purchase in the supermarket. Therefore, the information provided cannot be used to evaluate the operating performance of the fuel centers and therefore is not considered discrete financial information.

5.     The purpose of the fuel centers is not to earn an operating profit but to expand the business of the adjacent retail supermarket. Our budget for the fuel centers in fiscal 2009 was near break even. All of the fuel centers are located at a retail supermarket except for one location that is across the street from our office and warehouse and is there as a convenience to our employees.

13.	Please disclose revenues for each product or each group of similar products. If providing this information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Response

In our Form 10-K for the fiscal year ended March 28, 2009, we will include the following disclosure:

The following table presents sales by type of similar product and services:

Mr. H. Christopher Owings
April 30, 2009

(dollars in thousands)
	2009				2008				2007
Non-perishables (1)	$	xxx,xxx	xx	%	$	xxx,xxx	xx	%	$	xxx,xxx	xx	%
Perishables (2)		xxx,xxx	xx			xxx,xxx	xx			xxx,xxx	xx
Fuel		xxx,xxx	xx			xxx,xxx	xx			xxx,xxx	xx
Pharmacy		xxx,xxx	xx			xxx,xxx	xx			xxx,xxx	xx
Consolidated net sales	$	xxx,xxx	xx	%		xxx,xxx	xx	%		xxx,xxx	xx	%

(1)	Consists primarily of general merchandise, grocery, beverages, snacks and frozen foods.
(2)	Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.

14.	Please provide a reconciliation of depreciation and amortization in the tables on page 73 to the consolidated amounts presented in the statements of cash flows.

Response

Depreciation and amortization per the segment footnote differs from the amount disclosed in the cash flow statement due to amortization of debt financing fees and favorable and unfavorable leases. Amortization of debt financing fees is included in interest expense in the income statement. Amortization of favorable and unfavorable leases is included in rent expense in the income statement.

Below is a reconciliation for fiscal 2008:

(in thousands)

Depreciation and amortization per the segment footnote	$23,781
Amortization of bank financing fees	1,029
Amortization of favorable and unfavorable leases	(389)
Depreciation and amortization per the cash flow statement	$24,421

Signatures, page 85

15.	Please include the power of attorney. See Item 601(b)(24) of Regulation S-K.

Response

The power of attorney exhibit will be included in our Form 10-K for the fiscal year ended March 28, 2009.

Mr. H. Christopher Owings
April 30, 2009

Exhibits

16.

We note that you have not filed all exhibits, schedules, appendices and attachments to the exhibits filed pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that the Loan and Security Agreement dated December 23, 2003, and subsequent amendments thereto, contain several exhibits that have not been filed. Please revise to file such exhibits or tell us why you believe that is not appropriate.

Response

For certain material contracts, Spartan Stores has omitted schedules, exhibits, or attachments that contain information that were not material to an investment decision and not necessary to achieve an understanding of the agreement as a whole. For example, Exhibit 27 to the Form 10-K (a lease for a warehouse facility) omits the metes and bounds description of the real property and a large-format site plan depicting the real property which would be difficult to reduce to legible diagram in an EDGAR document. The omitted attachments to the Loan and Security Agreement contain lists of store locations, property descriptions, and the forms of ministerial documents incident to the agreement (such as the form of financial statements). The Company has reviewed all of the omitted attachments and believes that none of the omitted material would help an investor achieve an understanding of the Company's operations or facilitate an investment decision.

Furthermore, the omitted attachments to the Loan and Security Agreement contain immaterial information that was accurate at the time of the agreement but very quickly became out of date. For example, the schedules contained in the Loan and Security Agreement identify or relate to personal and real property (including store locations) that the Company disposed of several years ago, agreements that have expired or superseded, and financial information that is no longer relevant. The schedules and exhibits do not reflect dozens of stores that the Company has acquired since the original filing. The Company has no obligation to update the schedules and has no intention of doing so. Not only would disclosure of the schedules to the Loan and Security Agreement not help an investor's understanding of our operations, it would in fact create a substantial risk that of misleading or confusing investors. Finally, the schedules and exhibits to the Loan and Security Agreement also present a technical challenge because they exist only in hard-copy format and would have to be completely transcribed prior to filing.

In future filings, the Company will disclose all attachments to material contracts, except in limited circumstances where such attachments are immaterial and out of date and could confuse or mislead investors, or where such immaterial attachments cannot be readily converted for transmission via EDGAR/IDEA. Where any attachment is omitted, the Company will provide an undertaking to provide a copy of any such omitted attachment to the Commission or any investor upon request.

Mr. H. Christopher Owings
April 30, 2009

Form 10-Q for the Period Ended January 3, 2009

Exhibit 32.1

17.

We note that the certification refers to your quarterly report on Form 10-Q for the period ended January 5, 2008. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ended January 3, 2009 and refile your entire 10-Q, including all certifications.

Response

The certification has been updated to refer to the quarterly report on Form 10-Q for the period ended January 3, 2009 and Form 10-Q was refiled on April 28, 2009.

Definitive Proxy on Schedule 14A

Executive Compensation, page 22

Compensation Discussion and Analysis, page 22

How the Compensation Committee Determines Compensation Levels, page 25

18.

We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response

Individual performance is a factor that the Compensation Committee considers in determining the salary and equity-based compensation awards for each named executive officer. In addition, the Committee from time to time authorizes discretionary cash bonus awards for achievement of qualitative individual performance goals.

As described on pages 25-26 of the proxy statement, the Compensation Committee seeks to provide "compensation opportunities that are consistent with the median (i.e., 50th percentile) market levels for each major category of compensation for executives in similar positions at companies of comparable size, financial performance, and complexity." The median value of the compensation opportunity for each element serves as a starting point for the Committee. The Committee may adjust the value of the base salaries and equity award opportunities for each named executive officer based on its

Mr. H. Christopher Owings
April 30, 2009

subjective assessment of several criteria, none of which is individually controlling, including:

•	individual performance;
•	time each executive has served in the position;
•	the experience of each executive;
•	future potential of the executive;
•	retention concerns; and
•	company performance;

In addition to these criteria, the Committee also considers tally sheets presenting the recent compensation of each executive officer and internal pay equity (as will be described in the Company's 2009 proxy statement).

Our compensation programs are not structured and do not operate in a manner that would typically allow the Company to isolate or identify the specific weighting given to an element of individual performance or the effect of that assessment on a specific element of compensation. Assessments of individual performance are only one factor the Compensation Committee considers in the process of determining salary and equity-based incentive awards.

In future filings, we will describe the Compensation Committee's performance evaluation process and its effect on compensation decisions in more detail. We expect this disclosure to be substantially as follows:

Each year, the Compensation Committee reviews and evaluates individual executive performance as part of its decision making process with respect to salary, equity incentive award opportunities, and, from time to time, discretionary bonuses.

To evaluate the individual performance of the Chief Executive Officer, the Committee works with the Chief Executive Officer to establish performance objectives for the upcoming fiscal year. These goals are typically qualitative, but may include quantitative measures of operational or financial performance. Following the completion of the fiscal year, the Chief Executive Officer completes a self-evaluation of his performance and submits it to the Board of Directors. Each member of the Board of Directors reviews the self-evaluation and prepares his or her own review of the Chief Executive Officer and submits it to the chair of the Compensation Committee. The chair of the Compensation Committee compiles the evaluations and, together with the chair of the Nominating and Corporate Governance Committee, communicates an overall review to the Chief Executive Officer.

Mr. H. Christopher Owings
April 30, 2009

For the named executive officers other than the Chief Executive Officer, the Chief Executive Officer reviews with the Compensation Committee and the full Board of Directors an evaluation of the executive officer's performance.

The Compensation Committee considers the evaluations of individual performance of the Chief Executive Officer and the other named executive officers in any adjustment of salaries and the value of equity awards up or down from the 50th percentile target for the applicable compensation element. As discussed above, individual performance is only one factor among several that the Compensation Committee considers in making these adjustments, and there is no prescribed formula or mechanism for translating individual performance into specific amounts of compensation. The Compensation Committee's decision-making process necessarily involves the Committee's informed judgment with respect to individual executive performance in the context of many considerations and criteria, none of which are individually controlling, including experience, potential of the executive, retention concerns, recent compensation of the executive, internal pay equity, Company performance, and general industry and economic conditions.

In addition to the disclosure above, when a specific factor (such as achievement of a particular goal or performance of a group reporting to the executive) can be identified as having had a material effect on compensation decisions, we will disclose that factor and its effect on compensation. The Committee did not identify any specific individual performance elements as material considerations for compensation reported in our 2008 proxy statement. The Company expects the 2009 proxy statement to disclose that the Compensation Committee awarded a discretionary cash bonus to our former Chief Executive Officer based on the Committee's determination that the Chief Executive Officer was successful in transitioning leadership of the Company to a new Chief Executive Officer during the fiscal year.

Mr. H. Christopher Owings
April 30, 2009

19.

You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their short-term incentive compensation. For example, you have not disclosed the threshold consolidated net earnings level. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Response

In our future filings we will disclose terms of necessary targets to be achieved for named executive officers to earn incentive compensation (to the extent such targets are material in the context of the Company's executive compensation policies or decisions). The disclosure for our 2008 proxy statement would have appeared on page 27 as follows:

For fiscal 2008, the Compensation Committee established the threshold and target level of consolidated net earnings at $27.3 million and $30.4 million, respectively. The Compensation Committee established a maximum bonus for each named executive officer at the achievement of consolidated net earnings of $36.5 million or higher.

Stock Ownership Guidelines, page 28

20.	Please explain how you determined the stock ownership guidelines for your chief executive officer and the other named executive officers.

Response

For many years, the Company has required its executives to hold a meaningful ownership stake in the Company. The specific guidelines are reviewed by the board of directors from time to time to ensure that the policy effectively promotes ownership, but does not unduly restrict the executive (thereby interfering with the Company's ability to attract and retain talented executives).

To balance these goals, the Board of Directors periodically reviews on an informal basis the prevailing practices of public companies who disclose information about their stock

Mr. H. Christopher Owings
April 30, 2009

ownership policies. The most recent such review took place in late 2007. For that review, the Board reviewed information provided by the Company's management and compensation consultants indicating that the typical practice for public companies who disclose such information is to require executive officers to own equity securities having a value between three and fives times the applicable executive's salary, with more senior executives having a higher multiple.

The Board believes that it is appropriate to require more senior executives to own a relatively greater stake in the Company. Accordingly, the Board adopted a "sliding scale," requirement ranging from 100% of salary for Vice Presidents to 500% of salary for the Chief Executive Officer. The Board has determined, in its judgment, that this sliding scale balances the goals of promoting meaningful executive ownership with the need to compete for executive talent.

In future filings, we will provide the following disclosure:

The Board of Directors periodically reviews the stock ownership guidelines for corporate officers to help ensure that the policy effectively encourages key associates to own a meaningful equity stake in the Company, but does not interfere with the Company's ability to attract and retain talented individuals. The most recent such review took place in late 2007. For that review, the Board reviewed information provided by the Company's management and compensation consultants indicating that the typical practice for public companies who disclose such information is to require executive officers to own equity securities having a value between three and fives times the applicable executive's salary, with more senior executives having a higher multiple. Following this review, the Board of Directors increased the ownership requirements for the Chief Executive Officer by 200% of salary and for the Executive Vice Presidents by 100% of salary. The Board believes that it is appropriate to require more senior executives to own a relatively greater stake in the Company. Accordingly, the ownership requirements are set on a "sliding scale" ranging from 100% of salary for Vice Presidents to 500% of salary for the Chief Executive Officer. The Board has determined, in its judgment, that this sliding scale balances the goals of promoting meaningful executive ownership with the need to compete for executive talent.

Potential Payments Upon Termination or Change-in-Control, page 39

21.

With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Response

In future filings, we will provide the following disclosure:

Mr. H. Christopher Owings
April 30, 2009

Under the terms of our equity based compensation plans and our executive employment and severance agreements, the CEO and other named executive officers are entitled to payments and benefits upon the occurrence of specified events including termination of employment and upon a change in control of the Company. The specific terms of these arrangements and an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end are described in detail in the section of this Proxy Statement entitled "Potential Payments Upon Termination or Change in Control." The terms and conditions of these arrangements are the result of arms-length negotiations between the Compensation Committee and the Company's executive officers.

The termination of employment provisions of the executive employment and severance agreements are intended, in part, to address retention concerns by providing these individuals with a certain amount of compensation that would offset the potential disincentive to support an effort that would result in a change in control of the Company that could threaten the executive's own jobs. From time to time, the Compensation Committee reviews and reassesses the termination and change in control arrangements with the named executive officers to determine whether the arrangements effectively serve their intended purposes and are consistent with prevailing practices for the markets in which the Company competes for executive talent. The Committee typically engages a compensation consultant to assist the determination of prevailing market practices.

The most recent such review took place in 2008. After reviewing analysis provided by Hewitt Associates, the Committee determined that it was appropriate for the Company to seek a substantial reduction in the benefits payable to the Company's executives to more closely align the key terms of the agreements with market practices. The Company's executives agreed to the reductions sought by the Committee and each executive entered into a new executive employment and severance agreement that replaced the prior agreements. Key changes to the agreements included:

•

For the Chief Executive Officer, the period of time following a change in control during which a termination may trigger benefits under the Executive Severance Agreement was reduced from three years to two years. The trigger period for the other officers remains at two years.

•	The lump-sum cash payment payable to the Chief Executive Officer was reduced from three years' salary and bonus to two years' salary and bonus.

•	The reimbursement of health and life insurance benefits for the Chief Executive Officer was reduced from 36 months to 24 months.

•	The payment to the Chief Executive Officer for additional service under the Company's pension plan and Supplemental Executive Retirement Plan ("SERP") was reduced from 36 months to 24 months.

Mr. H. Christopher Owings
April 30, 2009

•	Each of the Company's executives will be required to accept up to a 10 percent reduction of severance benefits to avoid imposition of any excise tax imputed pursuant to IRC Sections 280G and 4999.

•

Continuation of tax and financial planning benefits has been reduced to 12 months. Previous agreements provided this benefit for 36 months for the Chief Executive Officer and 24 months for other officers.

•	Outplacement assistance is now limited to $25,000 for each executive. Previous agreements provided outplacement assistance in an amount equal to 15 percent of the executive's base salary.

In addition, the executive officers agreed to changes in the executive employment agreements that restrict the circumstances under which the executive may terminate employment for "good reason" and be entitled to severance pay.

Transactions with Related Persons, page 44

22.

We note your indication that, among other things, your Audit Committee must determine that the transaction is fair to Spartan Stores before the director may proceed with the transaction. Please revise to discuss how the Audit Committee goes about making this fairness determination. Refer to Item 404(b) of Regulation S-K.

Response

The Audit Committee has not formally established criteria for determining whether a transaction is "fair" to the Company because no transactions within scope of Item 404(b) have been proposed for many years. As disclosed in the proxy statement, the fundamental aspect of fairness is whether the proposed transaction is "made on terms no less favorable to Spartan Stores than those offered generally to entities that are not affiliated with any director." In other words, any proposed transaction in which a director has an interest must have substantially the same net benefit to the Company as a transaction with an unrelated person. In making this determination, the Audit Committee may consider any information and factors it deems relevant.

In future filings, Spartan Stores will revise its disclosure to read as follows:

It is the responsibility of Spartan Stores' management to conduct an appropriate review of all transactions with "related persons" (as defined by NASDAQ and SEC rules) for potential conflicts of interest situations on an ongoing basis. Pursuant to NASDAQ Marketplace Rule 4350(h) and the Audit Committee Charter, the Audit Committee must evaluate and approve every proposed transaction with a related person. For any proposed transaction in which a director has an interest, Spartan Stores' general policy is that the

Mr. H. Christopher Owings
April 30, 2009

director may proceed with the transaction only if the material facts of the transaction and the director's interest in the transaction have been disclosed to the Audit Committee of the Board, the Audit Committee determines that the transaction is fair to Spartan Stores, and the transaction is approved by the Audit Committee. There is no established criteria for evaluating such transactions, and the Audit Committee may consider any information or factors and it deems appropriate in making this determination. However, the Audit Committee may not determine that the proposed transaction is "fair" to the Company unless it determines that the transaction will be made on terms no less favorable than those offered generally to entities that are not affiliated with any director.

*************

We acknowledge that:

•	Spartan Stores, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	Spartan Stores, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples

David M. Staples, Executive Vice President
   and Chief Financial Officer
Spartan Stores, Inc.

APPENDIX A
Response to Comment #11
Stock Compensation Reconciliations

	March 29, 2008

Stock-based compensation expense per Statements of Shareholders' Equity	3,018

Cancellations of restricted stock per Statements of Shareholders' Equity	(1,103)
Less: Cancellations of shares withheld for taxes (net settlements) included above	1,098

Reversal of compensation expense on forfeited shares	(5)

Stock-based compensation expense per Statements of Cash Flows	3,013	[a]

Stock-based compensation expense per table on page 71 in the stock-based compensation disclosures:
Stock options	821
Restricted stock	2,192
	3,013	[a]

Issuances of common stock and related tax benefit on stock option exercises:
Exercise of stock options	735	[b]
Related tax benefits	838
Per the Statement of Shareholders' Equity	1,573

Proceeds from sale of common stock per Statements of Cash Flows	735	[b]

Per stock-based compensation disclosures, page 69, last paragraph:
Cash received from option exercises was $0.7 million [b], $3.2 million and $0.9 million during fiscal years 2008, 2007 and 2006, respectively.

Per stock option activity table on page 69 in the stock-based compensation disclosures:
Options exercised	117,620
Weighted average exercise price	$6.24
	733,949	[b]

Issuances of restricted stock and related income tax benefits
Common Stock	4,756	[c]
Deferred Compensation	(4,756)
Shares issued under Stock Bonus Plan	226
Related income tax benefits	557
Per the Statement of Shareholders' Equity	783

Per restricted stock activity table on page 71 in the stock-based compensation disclosures:
Restricted shares granted	170,011
Weighted average grant-date fair value	$27.98
	4,756,908	[c]